

The B2B Marketplace for Sustainable Trade



Problem

Somehow, B2B commerce is still:

- analog
- complex
- siloed
- illiquid

while trying to be:

- multi-stakeholder
- risk managed
- globally networked
- quality-focused



A modern B2B marketplace with embedded payment and credit platform







B2B Marketplace

Free profile and network access

Subscription for sellers and traders

Freemium for buyers

Enterprise upgrades

Institutional AR/AP and Treasury

Optimize order to cash

Multi-currency

Improved collections

BaaS Treasury

PO finance for global sales

Commercial credit for distributors, resellers and suppliers

Risk management tools

Receivables securitization and liquidity management



Product

Cloud

Integrations

RPA Workflows

Networks

Embedded Finance

(best viewed on Youtube full screen)





Core Features



Marketplace

Buyer, Seller, Trader Profiles

KYC/AML processes

Network scoring

Networked selling, orders and fulfilment



Fulfillment

Demand aggregation for better price

Contracted for quality

Single source for coverage

KFN specialist team



Payments

Advanced AR/AP

Global banking ledger

Global reconciliation

Cash forecasting and order pooling



Credit

Off balance sheet structure

Improved USD liquidity

Proprietary scoring

Aligned capital sourcing











What is **Sustainable Trade** and Why now?

> *"We are immersed in the most amazing transition that the human race has ever started....Forget gradual shifts, forget linear changes, we are in a world of exponential transformation."*
> Christina Figueres formerly of the UN from John Doerr's ***Speed and Scale***

Who

Key small business partners

Distributors, resellers, local suppliers

Local content, DEI, veteran, sustainable supplier groups

Top salespeople in local markets

What

Healthcare: Diagnostics, consumables, devices

Energy: Solar panels, batteries, EV

Technology: Servers, switches, hardware

Infra: Pumps, filters, vehicles

SUSTAINABLE DEVELOPMENT GOALS

Why

Highly-finished specialty goods

Complex regulated sales cycles

Global distribution needs

Well-funded and growing sectors

How

Software and workflow automation

Digitize networked sales channels

Embedded payments and credit



Business Model

Freemium SaaS with marketplace take rate

Base price based on company size
+ incremental fees based on sales volume

"*Pipe* for procurement"

Kountable invests into **contracted procurement revenue** to earn investors returns.

Future: Marketplace of services for members

Surety Bonding (Philadelphia)
Software Resale (i.e. G Suite)
Cargo Insurance (t.b.d.)
Credit Insurance (Allianz Trade)













































GO TO MARKET

Multinationals with complex global sales networks

SELLERS

BUYERS

Healthcare

Technology & Energy

Industrials



2021 Results and Forecast





- Forecast 10X in 2022
- Q1 2022 contracted 160% of goal
- By 4/1 2022, 50% of orders needed to reach goal were on platform



Financial Forecast

(in '000)	2021	2022	2023	2024
GMV Booked	**$3,166**	**$52,790**	**$171,800**	**$387,200**
Trade Revenue	$149	$2,500	$11,900	$27,400
SaaS	$189	$538	$1,960	$4,805
Total Revenue	**$338**	**$3,036**	**$13,838**	**$32,215**
COGS	$179	$842	$3,346	$6,228
Gross Profit	**$159**	**$2,195**	**$10,492**	**$25,986**
GP %	47%	72%	76%	81%
Opex	$1,936	$4,539	$10,789	$16,929
EBITDA	**-$1,777**	**-$2,344**	**-$297**	**$9,058**



Executive Team



Chris Hale

CEO & CO-FOUNDER

Tamcap, Perigon Wealth, Ameriprise

Asset Management Wealthtech

Scaled to multi-billion dollars in assets



Richard Essex

MANAGING DIRECTOR

Virgin Media, TEAMS Ltd., Zuku

Raised $500M for African fiber network

Launched Zuku #1 broadband company in Kenya



Danielle Russell

HEAD OF PRODUCT

Origin Markets

Product Leader

Fintech, cross currency and credit products



Catherine Nomura

PRESIDENT & CO-FOUNDER

Strategic Coach, TD Bank

Growth Executive

Global entrepreneur network and development



Talal Mahmud

CHIEF RISK OFFICER

Standard Chartered, Citi, BAFT

Global banking product development exec

Corp banking Trade Finance KYC/AML



Joel Onodera

VP OF FINANCE

Apple, Sony, Nike, Prezi

Strategy, new product launch and finance

Apple, Sony and Nike















Advisors

Steve Robinson

Walmart, Starbucks,
One Network

Supply Chain & SaaS

Michael Vrontamitis

Standard Chartered, Finastra

Trade Finance & Open Banking

James Blom

Guardtime, Deutsche Telekom

Blockchain & Cloud

Pete Hartigan

SoFi, Marketplace Funds

Fintech

Development Partner

JIFFY.ai

AI/ML
RPA
Low Code

Babu Sivadasan, CEO

Envestnet, Jiffy.ai



Competition

	Industrial	Enterprise Grade	Enterprise & SME	Global (really)	Networked	Embedded Finance	Sustainable
Kountable	✅	✅	✅	✅	✅	✅	✅
Tradeshift	✅	✅	✅	✅	✅	✅	
Mirakl	✅	✅	✅		✅		
Coupa	✅	✅		✅			
Shopify Plus		✅	✅	✅	✅	✅	
Ariba	✅	✅	✅				

E2Open, GHX



Fundraising $7M SAFE

Hire internal engineering and integrations team

Hire product management team

Support Partner-led New Growth

Hire Kountable Capital Solutions Team

Enterprise Account Managers













Thank You

CHRIS HALE, **CEO**
chris@kountable.com